Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

YOUR VOTE MATTERS!

Lord Abbett Multi-Asset Focused Growth Fund

Special Meeting of Shareholders June 28, 2018

Dear Shareholder:

The Special Meeting of Shareholders of the Lord Abbett Multi-Asset Focused Growth Fund is scheduled for June 28, 2018 at 9:00 a.m. Eastern Time.

Our records indicate that we have not yet received your vote. Please vote today using one of the methods listed below.

THE FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS ADDITIONAL MAILINGS,

AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

The Proxy Statement we sent you contains important information regarding the proposals that you and other shareholders are being asked to consider. A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll-free at 1-866-525-2664.

For your convenience, please use any of the following methods to submit your vote:

1. Vote Online.

Visit the website noted on the enclosed proxy voting card and follow the instructions.

2. Vote by Phone.

Call the toll-free number printed on the enclosed proxy voting card and follow the automated instructions. Available 7 days a week, 24 hours a day.

3. Speak with a Proxy Specialist.

Call 1-866-525-2664 with any questions. Specialists can assist with voting.

Available Mon-Fri from 9 a.m. – 11 p.m. ET and Sat from 12 p.m. – 6 p.m. ET.

4. Vote by Mail.

Mail your signed proxy voting card(s) in the postage-paid envelope.

Please use one of the options above to record your vote in time for the meeting.

Thank you for your prompt attention to this matter. Remember: Your vote is important. If you have already voted, we appreciate your participation.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

R1 29781/S70069